Exhibit 99.3

D-MARKET ELEKTRONİK HİZMETLER VE TİCARET A.Ş.

(D-MARKET ELECTRONIC SERVICES AND TRADING)

EXPLANATORY NOTES ON THE AGENDA AND

INFORMATION ABOUT THE ANNUAL GENERAL

ASSEMBLY OF THE SHAREHOLDERS OF D-MARKET

TO BE HELD ON SEPTEMBER 12, 2024

Shareholders in D-Market Elektronik Hizmetler ve Ticaret A.Ş. (the “Company”) are invited to attend the Annual General Assembly Meeting of Shareholders (the “General Assembly”) for, and with respect to, the financial year 2023, to be held on September 12, 2024, at 11.00 (local time) at Kuştepe Mahallesi Mecidiyeköy Yolu Caddesi No:12 Trump Towers Tower No:2 Floor:2 Şişli/İstanbul, the Republic of Türkiye.

Agenda of the General Assembly and Other Information

1.	Opening of the General Assembly and election of the General Assembly Chairmanship

The General Assembly Chairmanship shall be elected by the Company’s shareholders as set forth by the Regulation on the Principles and Procedures for General Assembly Meetings of Joint Stock Companies and the Representatives of the Ministry Attending Such Meetings (the “Regulation”) issued under the Turkish Commercial Code No: 6102 (the “TCC”), as well as Articles of Association and the Internal Directive on the Working Principles of the General Assembly of the Company.

2.	Authorization of the General Assembly Chairmanship to sign the minutes of the General Assembly

The Company’s shareholders attending the General Assembly shall vote to authorize the General Assembly Chairmanship to keep the minutes of the General Assembly and to sign them.

3.	Reading and discussion of the annual report prepared by the Board of Directors of the Company (the “Board of Directors”) for the financial year 2023 and reading of the independent auditor’s report, as stipulated in the Regulation

In accordance with the provisions of the TCC, the Company’s shareholders may obtain the Company’s Annual Activity Report (D-Market Elektronik Hizmetler ve Ticaret A.Ş. 2023 Annual Report) prepared by the Board of Directors, from the Company’s headquarters, free of charge or download from the Company’s investor relationship website, (accessible form the link: https://investors.hepsiburada.com) at least 15 days before the General Assembly. Additionally, the Company’s shareholders may obtain a copy of the independent auditors’ report prepared by PwC Bağımsız Denetim ve Serbest Muhasebeci Mali Müşavirlik Anonim Şirketi (“PwC”) from the Company’s headquarters free of charge or from https://investors.hepsiburada.com website at least 15 days before the General Assembly. There are no issues to be voted on.

4.	Reading, discussion, and approval of the financial statements for the financial year 2023 accounting period, as specified in the Regulation

According to Article 28 of the Company’s Articles of Association, the Company’s accounting period starts on the first day of January and ends on the last day of December. Within this framework, the financial statements of the Company for the period between January 1, 2023 and December 31, 2023 shall be read and submitted for the approval of the Company’s shareholders attending the General Assembly. The Company’s shareholders may obtain these documents from the Company’s headquarters or from https://investors.hepsiburada.com website at least 15 days before the General Assembly.

5.	Release of the members of the Board of Directors from all of their respective business, transactions and activities, if any, for the financial year 2023, as specified in the Regulation

As per the provisions of the TCC and the Regulation, release of the members of the Board of Directors from liability for their business, transactions and activities in connection with their service on the Board of Directors for the 2023 financial year shall be submitted for the approval of the Company’s shareholders attending the General Assembly.

6.	Decision on the Company’s profit for the 2023 accounting period, the use of the profit, the proportions of the profit and earnings shares to be distributed, if any, as specified in the Regulation

In view of there not having been any distributable profit for the period according to the financial statements of the Company prepared in accordance with the TCC as of December 31, 2023, the Board of Directors proposes to the Company’s shareholders attending the General Assembly to approve its determination not to distribute any dividend.

7.	Decision on the salary, honorarium, bonus, and premium to be paid to the members of the Board of Directors in their capacity as such and, as applicable, in their capacity as members of committees of the Board of Directors for the year 2024 under Article 394 of the TCC and the Regulation

The Board of Directors proposes that the Company’s shareholders attending the General Assembly approve the following salary, honorarium, bonus, and premium to be paid to the members of the Board of Directors due to their membership of the Board of Directors and committees:

•	100,000 USD annual gross payment to independent board members
•	20,000 USD annual gross payment to chairpersons of the committees
•	10,000 USD annual gross payment to the other independent members of the committees
•	10,000 USD monthly fixed fee gross payment to each member of any additional “temporary” committee which is established or can be established in the future.

Remuneration for the Board of Directors chairperson and Board of Directors members due to their membership of the Board of Directors and committees* will be decided in line with Article 394 of the TCC and Article 15 of the Company’s Articles of Association.

* Committees: Audit Committee, Corporate Governance Committee and Risk Committee.

8.	Approval of the appointment of Mr. Ahmet Toksoy, who was appointed by the Board of Directors pursuant to Article 363 of the TCC as a member of the Board of Directors to replace Mr. Mehmet Murat Emirdağ, as specified in the TCC and the Regulation

The resume of Mr. Ahmet Toksoy is as below:

Mr. Toksoy worked for the Ministry of Finance of the Republic of Türkiye from 1984 to 1989. Later, Mr. Toksoy became a member of the Inspection Board of Hürriyet Holding, served at Hürriyet Newspaper as the Assistant Financial Affairs Manager from 1990 to 1991, and as Financial Affairs Manager from 1991 to 1995. Mr. Toksoy practiced as a Certified Public Accountant at Aktif Denetim Certified Public Accountant Company from 1995 to 1998. Mr. Toksoy held the position of Head of Financial Affairs of Hürriyet Newspaper from 1998 to early 2010s, and over the years, took on various positions at Doğan Group such as the Head of Audit and Risk Management of Doğan Holding, the Chairman of the Board of Directors of Hürriyet Newspaper, and member of the Board of Directors of various affiliate companies of Doğan Group. Mr. Toksoy is still a member of the Board of Directors of Doğan Holding. Mr. Toksoy holds a Bachelor’s degree in Finance from İstanbul University.

9.	Approval of the appointment of Mr. Mehmet Erol Çamur, who was appointed by the Board of Directors pursuant to Article 363 of the TCC as a member of the Board of Directors to replace Mr. Halil Cem Karakaş, as specified in the TCC and the Regulation

The resume of Mr. Mehmet Erol Çamur is as below:

Mr. Çamur worked for the Ministry of Finance of the Republic of Türkiye from 1986 to 1995 and held management positions in the private sector for five years before joining the Doğan Group in 2000. As part of the Doğan Group, Mr. Çamur has served within several management roles and been responsible for, among other things, various financial matters. Currently, he is serving as Financial Affairs Coordinator for certain companies within the Doğan Group. Mr. Çamur holds a Bachelor’s degree in Political Science from Ankara University.

10.	Appointment of the members of the Board of Directors and determination of their terms of office

The Board of Directors proposes the election of Hanzade Vasfiye Doğan Boyner, Erman Kalkandelen, Vuslat Doğan Sabancı, Tolga Babalı, Mehmet Erol Çamur, Ahmet Toksoy and İlker Yöney as members of the Board of Directors and Tayfun Bayazıt, Ahmet Fadıl Ashaboğlu, Stefan Gross-Selbeck and Hikmet Ersek as independent members of the Board of Directors for a term of two years and consequently to increase the total number of Board of Directors members, from nine to eleven.

11.	Appointment of the independent auditor for the 2024 accounting period, as specified in the Regulation

The Company’s shareholders attending the General Assembly shall vote on the appointment of PwC Bağımsız Denetim ve Serbest Muhasebeci Mali Müşavirlik A.Ş. (“PwC”) as auditor of the fiscal year 2024 accounts, as per the proposal of the Board of Directors and Audit Committee.

12.	Authorization of the members of the Board of Directors for the commercial activities and transactions referred to in Articles 395 and 396 of the TCC

Article 395 of the TCC titled “Prohibition of Carrying Out Transactions with the Company, Borrowing Money from the Company” states that members of the board of directors of a company may not carry out any transactions with the company on their own behalf or on behalf of others without obtaining authorisation from the general assembly of shareholders of such company. It further stipulates that members of the board of directors who are not shareholders of the company and relatives of the members of the board of directors who are not shareholders of the company as listed in Article 393 may not borrow cash from the company and that the company cannot provide sureties, guarantees and collaterals in favour of these persons, cannot assume responsibility on their behalf, and cannot take over their debts.

In accordance with Article 396 of the TCC entitled “Prohibition on Competing”, which states empowerment of members of the board of directors, in connection with carrying out an activity which is a commercial transaction falling under the scope of the company’s business either on their own or on a third party's account as well as becoming a partner with unlimited liability at a company that is engaged in the same type of commercial transactions, is required and, board members may engage in transactions described in Article 396 only with the approval of the majority of the company’s shareholders attending the general assembly.

In line with these provisions, such authorizations for the members of the Board of Directors for 2024 shall be submitted to the consent of the Company’s shareholders attending the General Assembly.

13.	Informing the General Assembly about the Class B share purchase from TurkCommerce B.V. carried out pursuant to the decision of the Company’s Board of Directors dated 28/09/2023 and numbered 2023/28, which was held on 18/10/2023 and submitting this transaction for the approval of the General Assembly

Pursuant to the decision taken by the Board of Directors at its meeting dated 28/09/2023 and numbered 2023/28, in accordance with Article 381 of the TCC, in order to prevent various risks and to collect the Company's receivables from TurkCommerce B.V. fast, in full and at once, a total of 4,615,384 Class B shares of the Company, with a nominal value of TRY 0.20 per share, amounting to a total nominal value of TRY 923,076.80, consisting of 1.42% of the share capital of the Company, were purchased at USD 1.242 each for a total consideration of USD 5,732,306.93. Of the related amount, a total of USD 3,975,000 that TurkCommerce B.V. owed to the Company had been set off and the remaining USD 1,757,306.93 had been paid in cash at closing. The General Assembly will be informed about this share purchase by the Board of Directors in accordance with TCC 381 and this transaction will be submitted to the approval of the General Assembly.

14.	Submitting the renewal of the directors’ and officers’ insurance policy to the approval of the General Assembly

Further details regarding the directors’ and officers’ liability insurance policy can be found on page 141 of the Company’s annual report on Form 20-F, accessible via the below link. https://investor.hepsiburada.com/uploads/HEPS-20-F-2023.pdf

15.	Determination of the upper limit for the aid and donations to be made until the next ordinary General Assembly of the Company as 2 per thousands of the total net assets of the Company and approval of the authorization of the Board of Directors within this context

The upper limit of 0.2 per cent of the total net assets of the Company for the aid and donations to be made until the next ordinary (i.e., annual) General Assembly as approved by the Board of Directors shall be submitted to the approval of the Company’s shareholders attending the General Assembly.

16.	Closing of the meeting

There are no issues to be voted on under Item 16 of the General Assembly Agenda.